IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 1:16-cv-00230-CMA-SKC (Consolidated for all purposes with Civil Action Nos. 1:16-cv-01215-CMA-SKC and 1:16-cv-03162-CMA-SKC)

JOAN OBESLO *et al.*,

>   Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

>   Defendant.

DUPLASS, ZWAIN, BOURGEOIS,
PFISTER & WEINSTOCK APLC 401(K)
PLAN,

>   Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

>   Defendant.

JOAN OBESLO *et al.*,

>   Plaintiffs,

v.

GREAT-WEST LIFE & ANNUITY INSURANCE CO. *et al.*,

>   Defendants.

ANSWER TO CONSOLIDATED FOURTH AMENDED COMPLAINT

Defendants Great-West Capital Management, LLC ("GWCM") and Great-West Life & Annuity Insurance Company ("GWL&A") (collectively with GWCM, "Defendants"), by and through their undersigned counsel, hereby answer Plaintiffs' Consolidated Fourth Amended Complaint (the "FAC") as set forth below. Except as specifically admitted, Defendants deny each and every allegation or averment in the FAC.

1.   Paragraph 1 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 1 of the FAC, except admit that Plaintiffs purport to bring this action to recover allegedly excessive and unlawful investment advisory and administrative fees, lost profits, and other actual damages under Section 36(b) of the Investment Company Act of 1940 ("ICA"). Defendants deny that Plaintiffs have any claim under Section 36(b).

2.   Defendants admit that Great-West Funds, Inc. is registered with the U.S. Securities and Exchange Commission as an open-ended management investment company and has issued more than 60 funds, and otherwise deny the allegations in Paragraph 2 of the FAC.

3.   Paragraph 3 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 3 of the FAC and respectfully refer the Court to the statute referred to in Paragraph 3 for the full content and context thereof.

4.   Paragraph 4 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 4 of the FAC.

5.   Paragraph 5 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 5 of the FAC and respectfully refer the Court to the case referred to in Paragraph 5 for the full content and context thereof.

6.   Defendants deny the allegations in Paragraph 6, except admit that shareholders of the Great-West Funds were charged 12b-1 fees in 2015, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 6 for the full content and context thereof.

7.   Defendants deny the allegations in Paragraph 7 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 7 for the full content and context thereof.

8.   Paragraph 8 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 8 of the FAC.

9.   Defendants admit the allegations in Paragraph 9 of the FAC.

10.   Defendants deny the allegations in Paragraph 10 of the FAC, except admit that shares of the Great-West Funds may be sold to and held by separate accounts of insurance companies to fund benefits under certain variable annuity contracts and variable life insurance contracts, individual retirement account custodians or trustees, participants in connection with qualified retirement plans, and, with respect to certain Great-West Funds, participants in connection with college saving programs and asset

allocation funds issued by Great-West Funds, Inc; and that the Great-West Funds are not sold directly to the public but rather selected by retirement plan administrators as investment options for plan participants to choose from.

11.   Defendants admit that as of January 29, 2016, the Great-West Funds were governed by a Board of Directors comprised of four individuals; that the Great-West Funds are currently governed by a Board of Directors comprised of six individuals; that David L. Musto was the President and Chief Executive Officer of GWCM and the President of Great-West Investments, a business unit of GWL&A; that prior to April 25, 2016, Robert K. Shaw served as Chairman, President, and Chief Executive Officer of GWCM and an Executive of GWL&A; that Great-West Trust Company, LLC is an affiliate of GWCM and GWL&A; that Gail Klapper is an attorney at the Klapper Law Firm in Denver, Colorado; that Donna Lynne was an executive vice president and group president at Kaiser Foundation Hospitals in Denver, Colorado; that Stephen McConahey is Chairman of SGM LLC and Partner at Iron Gate Capital; and that James Hillary, Timothy Hudner, and Steven Lake became members of the Board of Directors of Great-West Funds, Inc. (the "Board") in February 2017, and otherwise deny the allegations in Paragraph 11 of the FAC.

12.   Defendants deny the allegations in Paragraph 12 of the FAC.

13.   Defendants admit the allegations in Paragraph 13 of the FAC.

14.   Defendants deny the allegations in Paragraph 14 of the FAC, except admit that none of the directors of Great-West Funds, Inc. owned beneficially any share of the Great-West Funds as of November 23, 2016.

15.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 15 of the FAC and on that basis deny the allegations, except admit that Plaintiff Joan Obeslo purports to be a shareholder of certain Great-West Funds.

16.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 16 of the FAC and on that basis deny the allegations, except admit that Plaintiff James DiMaggio purports to be a shareholder of certain Great-West Funds.

17.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 17 of the FAC and on that basis deny the allegations, except admit that Plaintiff Anne Hall purports to be a shareholder of certain Great-West Funds.

18.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 18 of the FAC and on that basis deny the allegations, except admit that Plaintiff Carol Reynon-Longoria purports to be a shareholder of certain Great-West Funds.

19.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 19 of the FAC and on that basis deny the allegations, except admit that Plaintiff Cynthia Bernal purports to be a shareholder of certain Great-West Funds.

20.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 20 of the FAC and on that basis deny the

allegations, except admit that Plaintiff Tina Gorrell-Deyerle purports to be a shareholder of certain Great-West Funds.

21.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 21 of the FAC and on that basis deny the allegations, except admit that Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan purports to be a shareholder of certain Great-West Funds.

22.   Defendants admit that GWCM is a Colorado limited liability company and maintains its principal place of business in Colorado at the same address as Great-West Funds, Inc.; that GWCM is wholly owned by GWL&A; that GWL&A is a wholly owned subsidiary of GWL&A Financial, Inc.; that GWL&A Financial, Inc. is an indirectly owned subsidiary of Great-West Lifeco Inc.; that Great-West Lifeco Inc. is a Canadian financial services holding company publicly traded on the Toronto Stock Exchange as GWO; that GWCM has executed sub-advisory agreements with Putnam Investment Management, LLC in connection with certain of the Great-West Funds; that Putnam Investment Management LLC is an indirect wholly owned subsidiary of Putnam Investments LLC; that Putnam Investment Management LLC is an affiliate of GWCM and GWL&A; and that Putnam Investments LLC is an indirectly owned subsidiary of Great-West Lifeco Inc., and otherwise deny the allegations in Paragraph 22 of the FAC.

23.   Defendants admit the allegations in Paragraph 23 of the FAC.

24.   Defendants admit that GWCM is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser for the Great-West Funds pursuant to an

Investment Advisory Agreement between GWCM and Great-West Funds, Inc., and otherwise deny the allegations in Paragraph 24 of the FAC.

25.　　　Defendants deny the allegations in Paragraph 25 of the FAC.

26.　　　Paragraph 26 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 26 of the FAC, except admit that GWCM receives a fee from each Great-West Fund that is calculated as a percentage of the average daily net assets under management of each Great-West Fund.

27.　　　Defendants admit that GWCM does not have its own employees and GWL&A provides employees and professionals to GWCM, and otherwise deny the allegations in Paragraph 27 of the FAC.

28.　　　Defendants deny the allegations in Paragraph 28 of the FAC.

29.　　　Defendants admit that GWL&A is an insurance company domiciled in Colorado; that GWL&A is an indirect wholly owned subsidiary of Great-West Lifeco Inc.; that Great-West Lifeco Inc. is a Canadian financial services holding company publicly traded on the Toronto Stock Exchange as GWO, and otherwise deny the allegations in Paragraph 29.

30.　　　Defendants deny the allegations in Paragraph 30 of the FAC, except admit that GWCM is wholly owned by GWL&A and GWL&A does business under its brand names Empower Retirement and Great-West Financial.

31.　　　Paragraph 31 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 31 of the FAC.

32.   Paragraph 32 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 32 of the FAC.

33.   Paragraph 33 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 33 of the FAC and respectfully refer the Court to the statute and case referred to in Paragraph 33 for the full content and context thereof.

34.   Paragraph 34 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 34 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the authorities referred to in Paragraph 34 for the full content and context thereof.

35.   Paragraph 35 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 35 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the statute referred to in Paragraph 35 for the full content and context thereof.

36.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 36 of the FAC and on that basis deny

the allegations, and respectfully refer the Court to the report referred to in Paragraph 36 for the full content and context thereof.

37.   Paragraph 37 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 37 and on that basis deny the allegations, and respectfully refer the Court to the statute referred to in Paragraph 37 for the full content and context thereof.

38.   Paragraph 38 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 38 of the FAC and respectfully refer the Court to the case, statute, and Senate Report referred to in Paragraph 38 for the full content and context thereof.

39.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 39 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the article referred to in Paragraph 39 for the full content and context thereof.

40.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 40 of the FAC and on that basis deny the allegations, except admit that mutual funds are typically governed by a board of directors (including statutorily required independent directors) that is responsible for approving advisory fees, among other things.

41.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 41 of the FAC and on that basis deny

the allegations, and respectfully refer the Court to the source of the statement referred to in Paragraph 41 (for which Plaintiffs provide no citation) for the full content and context thereof.

42.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 42 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the case referred to in Paragraph 42 for the full content and context thereof.

43.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 43 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the annual report to shareholders referred to in Paragraph 43 for the full content and context thereof.

44.   Paragraph 44 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 44 of the FAC and on that basis deny the allegations, and respectfully refer the Court to the case referred to in Paragraph 44 for the full content and context thereof.

45.   Paragraph 45 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 45 of the FAC and respectfully refer the Court to the letter and Senate Report referred to in Paragraph 45 for the full content and context thereof.

46.   Paragraph 46 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 46 of the FAC and respectfully refer the Court to the cases referred to in Paragraph 46 for the full content and context thereof.

47.   Paragraph 47 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 47 of the FAC.

48.   Defendants deny the allegations in Paragraph 48 of the FAC, except admit that the Great-West Funds are managed under the terms of an Investment Advisory Agreement between GWCM and Great-West Funds, Inc.

49.   Defendants deny the allegations in Paragraph 49 of the FAC, and respectfully refer the Court to the Investment Advisory Agreement referred to in Paragraph 49 for the full content and context thereof.

50.   Defendants deny the allegations in Paragraph 50 of the FAC, except admit that GWL&A provided recordkeeping and administrative services to the Great-West Funds pursuant to an Administrative Services Agreement dated May 1, 2015 and received from shareholders of certain classes of fund shares a 35 basis point fee.

51.   Defendants deny the allegations in Paragraph 51 of the FAC, except admit that DST Systems, Inc. is the transfer agent for the Great-West Funds.

52.   Defendants deny the allegations in Paragraph 52 of the FAC, except admit that GWCM receives a fee from each Great-West Fund that is calculated as a percentage of the average daily net assets under management of each Great-West Fund.

53.   Defendants deny the allegations in Paragraph 53 of the FAC, except admit that the Great-West Multi-Manager Large Cap Growth Fund is subject to breakpoints that reduce the advisory fee from 64 basis points of the average daily net assets under management on assets under $1 billion to 59 basis points of the average daily net assets under management on assets over $1 billion and 54 basis points of the average daily net assets under management on assets over $2 billion.

54.   Defendants deny the allegations in Paragraph 54 of the FAC, except admit that GWCM has executed sub-advisory agreements with other investment advisers in connection with certain of the Great-West Funds, each sub-adviser's fees are paid by GWCM out of the advisory fees paid to GWCM by certain of the Great-West Funds, and certain of the sub-advisers' fees decline based on the amount of assets under management.

55.   Defendants deny the allegations in Paragraph 55 of the FAC, except admit that as of May 1, 2017 15 Great-West Funds were subject to advisory fee breakpoints, and respectfully refer the Court to the deposition transcript referred to in Paragraph 55 for the full content and context thereof.

56.   Paragraph 56 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 56 of the FAC.

57.   Defendants deny the allegations in Paragraph 57 of the FAC, except admit that GWCM identified an error in its April 2016 profitability analysis of the year-ended December 31, 2015 and subsequently corrected that error in its June 2016 profitability

analysis for the year-ended December 31, 2015.

58.   Defendants deny the allegations in Paragraph 58 of the FAC.

59.   Defendants deny the allegations in Paragraph 59 of the FAC, except admit that asset allocation funds are among the more than 60 funds issued by Great-West Funds, Inc. and the Board is responsible for overall management of the Great-West Funds.

60.   Defendants deny the allegations in Paragraph 60 of the FAC.

61.   Defendants admit the allegations in Paragraph 61 of the FAC.

62.   Defendants admit that the Great-West Lifetime Funds are target date funds; that Great-West Funds, Inc. issues the Great-West Lifetime Funds for the specified retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055; that on February 9, 2016, the Board approved the merger of the Great-West Lifetime 2015, 2025, 2035, 2045, and 2055 II Funds into their date-counterpart Great-West Lifetime III Funds and renamed the Great-West Lifetime I Funds the Great-West Lifetime Conservative Funds; and that the Great-West Lifetime Funds are available in Institutional, Investor, Service, and L share classes, and otherwise deny the allegations in Paragraph 62 of the FAC.

63.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 63 of the FAC and on that basis deny the allegations, except admit that each Great-West Lifetime Fund has a specified mix of allocations to different investment categories on a "glide path" and GWCM's allocation methodology is to decrease asset allocation to equity securities and increase asset

allocations to fixed income securities as the Great-West Lifetime Funds arrive closer to their target dates.

64.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 64 of the FAC and on that basis deny the allegations, except admit that GWCM is the investment adviser for all of the Great-West Lifetime Funds and receives from the Great-West Lifetime Funds an advisory fee of 12 basis points of the average daily net assets under management.

65.   Defendants deny the allegations in Paragraph 65 of the FAC.

66.   Paragraph 66 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 66 of the FAC, except admit that there are fees and expenses associated with underlying funds held by the Great-West Lifetime Funds in proportion to each Great-West Lifetime Fund's proportional ownership of any such underlying fund.

67.   Defendants deny the allegations in Paragraph 67 of the FAC, except admit that GWCM receives from the Great-West Lifetime Funds an advisory fee of 12 basis points of the average daily net assets under management.

68.   Defendants deny the allegations in Paragraph 68 of the FAC.

69.   Defendants deny the allegations in Paragraph 69 of the FAC, except admit that the Great-West American Century Growth Fund was merged into the Great-West Multi-Manger Large Cap Growth Fund in March 2016.

70.   Defendants deny the allegations in Paragraph 70 of the FAC, except admit that GWL&A receives from certain share classes of the Great-West Lifetime Funds an

administrative services fee of 35 basis points of the average daily net assets under management and that the administrative services fee was previously paid by GWCM to GWL&A but is now paid by the Great-West Funds directly to GWL&A.

71.   Defendants admit that the Great-West SecureFoundation® Lifetime Funds are funds-of-funds that Great-West Funds, Inc. issues for the specified retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055; that the Great-West SecureFoundation® Lifetime Funds are designed to meet certain investment goals based on an investor's investment horizon and personal objectives; and that the Great-West SecureFoundation® Lifetime Funds pursue those investment goals by investing in other mutual funds and in a fixed interest contract issued and guaranteed by GWL&A, and otherwise deny the allegations in Paragraph 71 of the FAC.

72.   Defendants deny the allegations in Paragraph 72 of the FAC.

73.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 73 of the FAC and on that basis deny the allegations, except admit that GWCM receives from the Great-West SecureFoundation® Lifetime Funds an advisory fee of 12 basis points of the average daily net assets under management; that GWCM receives from the Great-West SecureFoundation® Balanced Fund an advisory fee of 10 basis points of the average daily net assets under management; that GWL&A receives from certain share classes of the Great-West SecureFoundation® Lifetime Funds an administrative services fee of 35 basis points of the average daily net assets under management and that the administrative services fee was previously paid by GWCM to GWL&A but is now paid by the Great-West Funds

directly to GWL&A, and otherwise deny the allegations in Paragraph 73 of the FAC.

74. Defendants deny the allegations in Paragraph 74 of the FAC.

75. Defendants deny the allegations in Paragraph 75 of the FAC, except admit that the Great-West Profile Funds are asset allocation funds.

76. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 76 of the FAC and on that basis deny the allegations, except admit that prior to July 2017, Great-West Funds, Inc. offered both the Great-West Profile I Funds and the Great-West Profile II Funds; that GWCM received from the Great-West Profile I Funds an advisory fee of 25 basis points of the average daily net assets under management; that GWCM received from the Great-West Profile II Funds an advisory fee of 10 basis points of the average daily net assets under management; and that GWL&A received from certain share classes of the Great-West Profile I Funds and the Great-West Profile II Funds an administrative services fee of 35 basis points of the average daily net assets under management and that the administrative services fee was previously paid by GWCM to GWL&A but is now paid by the Great-West Funds directly to GWL&A, and otherwise deny the allegations in Paragraph 76 of the FAC.

77. Defendants deny the allegations in Paragraph 77 of the FAC.

78. Defendants deny the allegations in Paragraph 78 of the FAC.

79. Defendants deny the allegations in Paragraph 79 of the FAC.

80. Paragraph 80 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 80 of the FAC and respectfully refer the Court to the regulation referred to in Paragraph 80 for the full content and context thereof.

81.   Defendants deny the allegations in Paragraph 81 of the FAC.

82.   Defendants admit the allegations in Paragraph 82 of the FAC.

83.   Defendants admit that the Great-West Profile Funds, Lifetime Funds, SecureFoundation® Balanced Fund, and the SecureFoundation® Lifetime Funds are managed by GWCM's Asset Allocation Committee and that former members of GWCM's Asset Allocation Committee include S. Mark Corbett, David McLeod, and Thone Gdovin, and otherwise deny the allegations Paragraph 83 of the FAC.

84.   Defendants deny the allegations in Paragraph 84 of the FAC, except admit that the Great-West SecureFoundation® Balanced Fund is an asset allocation fund and GWCM receives from the Great-West SecureFoundation® Balanced Fund an advisory fee of 10 basis points of the average daily net assets under management.

85.   Defendants deny the allegations in Paragraph 85 of the FAC.

86.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 86 of the FAC and on that basis deny the allegations, and otherwise deny the allegations in Paragraph 86 of the FAC.

87.   Defendants deny the allegations in Paragraph 87 of the FAC.

88.   Defendants deny the allegations in Paragraph 88 of the FAC, except admit that the Great-West Stock Index Fund merged into the Great-West S&P 500® Index Fund in or around July 2017 and that GWCM is the investment adviser for the Great-West Index Funds and has retained Irish Life Investment Managers Limited ("ILIM"), a

16

GWL&A affiliate, to perform certain sub-advisory services for those funds under the terms of a Sub-Advisory Agreement.

89.   Defendants deny the allegations in Paragraph 89 of the FAC.

90.   Defendants deny the allegations in Paragraph 90 of the FAC, except admit that GWCM entered into a sub-advisory agreement with ILIM on April 29, 2016 to perform certain sub-advisory services with respect to the Great-West Index Funds and that prior to ILIM's retention Mellon Capital Management Corporation ("Mellon") sub-advised the Great-West Index Funds (besides the Great-West Real Estate Index Fund, which had been sub-advised by Geode Capital Management, LLC ("Geode")), and respectfully refer the Court to the Sub-Advisory Agreement referred to in Paragraph 90 for the full content and context thereof.

91.   Defendants deny the allegations in Paragraph 91 of the FAC.

92.   Defendants deny the allegations in Paragraph 92 of the FAC, except admit that ILIM charged a lower fee than Mellon and Geode for the sub-advisory services it performed, and respectfully refer the Court to the Sub-Advisory Agreements and proxy statement referred to in Paragraph 92 for the full content and context thereof.

93.   Defendants deny the allegations in Paragraph 93 of the FAC, except admit that GWCM paid fees to ILIM, Mellon, and Geode for the sub-advisory services they performed according to the approximate schedules set forth in Paragraph 93.

94.   Defendants deny the allegations in Paragraph 94 of the FAC, except admit that ILIM charged a lower fee than Mellon and Geode for the sub-advisory services it performed with respect to the Great-West Index Funds.

95.   Defendants deny the allegations in Paragraph 95 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 95 for the full content and context thereof.

96.   Defendants deny the allegations in Paragraph 96 of the FAC, except admit that the Board approved reductions to certain of the Great-West Funds' fees on November 18, 2016, which became effective on May 1, 2017, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 96 for the full content and context thereof.

97.   Defendants deny the allegations in Paragraph 97 of the FAC, except admit that GWCM received advisory fees from the Great-West Index Funds in 2014 and 2015 in the approximate amounts set forth in Paragraph 97, and that GWCM paid Mellon sub-advisory fees in 2014 and 2015 in the approximate amounts set forth in Paragraph 97, and respectfully refer the Court to the agreements referred to in Paragraph 97 for the full content and context thereof.

98.   Defendants deny the allegations in Paragraph 98 of the FAC.

99.   Defendants deny the allegations in Paragraph 99 of the FAC.

100.   Defendants deny the allegations in Paragraph 100 of the FAC.

101.   Defendants deny the allegations in Paragraph 101 of the FAC.

102.   Defendants deny the allegations in Paragraph 102 of the FAC, except admit that the investment objective of the Great-West S&P 500® Index Fund is to track the total return of the common stocks that comprise the S&P 500® Index.

103.   Defendants deny the allegations in Paragraph 103 of the FAC.

104.   Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 104 of the FAC and on that basis deny the allegations.

105.   Defendants deny the allegations in Paragraph 105 of the FAC.

106.   Defendants deny the allegations in Paragraph 106 of the FAC, except admit that Broadridge was "an independent consultant" to the Board, including to compare the Great-West Funds' fees against peer groups each year, and respectfully refer the Court to the presentation referred to in Paragraph 106 for the full content and context thereof.

107.   Defendants deny the allegations in Paragraph 107 of the FAC, and respectfully refer the Court to the presentation referred to in Paragraph 107 for the full content and context thereof.

108.   Defendants deny the allegations in Paragraph 108 of the FAC.

109.   Defendants deny the allegations in Paragraph 109 of the FAC.

110.   Defendants deny the allegations in Paragraph 110 of the FAC.

111.   Defendants deny the allegations in Paragraph 111 of the FAC.

112.   Defendants deny the allegations in Paragraph 112 of the FAC.

113.   Defendants deny the allegations in Paragraph 113 of the FAC.

114.   Defendants deny the allegations in Paragraph 114 of the FAC.

115.   Defendants deny the allegations in Paragraph 115 of the FAC, except admit that the Great-West Stock Index Fund sought to track the total return of the common stocks in the S&P 500® Index and the S&P Mid-Cap 400® Index, weighted

according to their pro rata share of the market, and merged into the Great-West S&P

500® Index Fund in or around July 2017.

116.   Defendants deny the allegations in Paragraph 116 of the FAC.

117.   Defendants deny the allegations in Paragraph 117 of the FAC.

118.   Defendants deny the allegations in Paragraph 118 of the FAC, except

admit that GWCM received advisory fees from the Great-West American Century

Growth Fund in the approximate amounts set forth in Paragraph 118, retained American

Century Investment Management, Inc. as the sub-adviser on the Great-West American

Century Growth Fund (before it merged into the Great-West Multi-Manager Large Cap

Growth Fund on March 9, 2016), and paid American Century Investment Management,

Inc. a sub-advisory fee for its services in the approximate amounts set forth in

Paragraph 118.

119.   Defendants deny the allegations in Paragraph 119 of the FAC, except

admit that GWCM received advisory fees from the Great-West Ariel Mid Cap Value

Fund in the approximate amounts set forth in Paragraph 119, retained Ariel

Investments, LLC as the sub-adviser on the Great-West Ariel Mid Cap Value Fund, and

paid Ariel Investments, LLC a sub-advisory fee for its services in the approximate

amounts set forth in Paragraph 119.

120.   Defendants deny the allegations in Paragraph 120 of the FAC, except

admit that GWCM received advisory fees from the Great-West Federated Bond Fund,

retained Federated Investment Management Company as the sub-adviser on the Great-

West Federated Bond Fund, and paid Federated Investment Management Company a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 120.

121.   Defendants deny the allegations in Paragraph 121 of the FAC, except admit that GWCM received advisory fees from the Great-West Templeton Global Bond Fund in the approximate amounts set forth in Paragraph 121, retained Franklin Advisers, Inc. as the sub-adviser on the Great-West Templeton Global Bond Fund, and paid Franklin Advisers, Inc a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 121.

122.   Defendants deny the allegations in Paragraph 122 of the FAC, except admit that GWCM received advisory fees from the Great-West Goldman Sachs Mid Cap Value Fund in the approximate amounts set forth in Paragraph 122, retained Goldman Sachs Asset Management, L.P. as the sub-adviser on the Great-West Goldman Sachs Mid Cap Value Fund, and paid Goldman Sachs Asset Management, L.P. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 122.

123.   Defendants deny the allegations in Paragraph 123 of the FAC, except admit that GWCM received advisory fees from the Great-West Invesco Small Cap Value Fund, retained Invesco Advisers, Inc. as the sub-adviser on the Great-West Invesco Small Cap Value Fund, and paid Invesco Advisers, Inc. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 123.

124.   Defendants deny the allegations in Paragraph 124 of the FAC, except admit that GWCM received advisory fees from the Great-West Loomis Sayles Bond Fund in the approximate amounts set forth in Paragraph 124, retained Loomis, Sayles & Company, L.P. as the sub-adviser on the Great-West Loomis Sayles Bond Fund, and

paid Loomis, Sayles & Company, L.P. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 124.

125.   Defendants deny the allegations in Paragraph 125 of the FAC, except admit that GWCM received advisory fees from the Great-West Loomis Sayles Small Cap Value Fund in the approximate amounts set forth in Paragraph 125, retained Loomis, Sayles & Company, L.P. as the sub-adviser on the Great-West Loomis Sayles Small Cap Value Fund, and paid Loomis, Sayles & Company, L.P. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 125.

126.   Defendants deny the allegations in Paragraph 126 of the FAC, except admit that GWCM received advisory fees from the Great-West MFS International Growth Fund in the approximate amounts set forth in Paragraph 126, retained Massachusetts Financial Services Company as the sub-adviser on the Great-West MFS International Growth Fund, and paid Massachusetts Financial Services Company a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 126.

127.   Defendants deny the allegations in Paragraph 127 of the FAC, except admit that GWCM received advisory fees from the Great-West MFS International Value Fund in the approximate amounts set forth in Paragraph 127, retained Massachusetts Financial Services Company as the sub-adviser on the Great-West MFS International Value Fund, and GWCM paid Massachusetts Financial Services Company a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 127.

128.   Defendants deny the allegations in Paragraph 128 of the FAC, except admit that GWCM received advisory fees from the Great-West Putnam High Yield Bond

Fund in the approximate amounts set forth in Paragraph 128, retained Putnam Investment Management, LLC, an affiliate of GWCM, as the sub-adviser on the Great-West Putnam High Yield Bond Fund, and paid Putnam Investment Management, LLC a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 128, except deny that GWCM changed Putnam Investment Management, LLC's compensation on this Fund on October 1, 2015.

129.   Defendants deny the allegations in Paragraph 129 of the FAC, except admit that GWCM received advisory fees from the Great-West Putnam Equity Income Fund in the approximate amounts set forth in Paragraph 129, retained Putnam Investment Management, LLC as the sub-adviser on the Great-West Putnam Equity Income Fund, and paid Putnam Investment Management, LLC a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 129.

130.   Defendants deny the allegations in Paragraph 130 of the FAC.

131.   Defendants deny the allegations in Paragraph 131 of the FAC, except admit that GWCM received advisory fees from the Great-West T. Rowe Price Equity Income Fund in the approximate amounts set forth in Paragraph 131, retained T. Rowe Price Associates, Inc. as the sub-adviser on the Great-West T. Rowe Price Equity Income Fund, and paid T. Rowe Price Associates, Inc. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 131.

132.   Defendants deny the allegations in Paragraph 132 of the FAC, except admit that GWCM received advisory fees from the Great-West T. Rowe Price Mid Cap Growth Fund, retained T. Rowe Price Associates, Inc. as the sub-adviser on the Great-

West T. Rowe Price Mid Cap Growth Fund, and paid T. Rowe Price Associates, Inc. a sub-advisory fee for its services in the approximate amounts set forth in Paragraph 132.

133.   Defendants deny the allegations in Paragraph 133 of the FAC, except admit that GWCM was paid approximately the amounts set forth in Paragraph 133 in advisory fees from the listed Great-West Funds and paid sub-advisers approximately the amounts set forth in Paragraph 133 for certain sub-advisory services with respect to those funds, except deny the amount of the 2015 payment to GWCM from the Great-West Ariel Mid Cap Value Fund.

134.   Defendants deny the allegations in Paragraph 134 of the FAC.

135.   Defendants deny the allegations in Paragraph 135 of the FAC.

136.   Defendants deny the allegations in Paragraph 136 of the FAC.

137.   Defendants deny the allegations in Paragraph 137 of the FAC.

138.   Defendants deny the allegations in Paragraph 138 of the FAC, except admit that GWCM contracted with GWL&A under the terms of an Administrative Services Agreement by which GWCM agreed to pay GWL&A an amount equal to 35 basis points of the average daily net assets of the Great-West Funds in return for GWL&A providing the Great-West Funds administrative and recordkeeping services, including but not limited to the services listed in Paragraph 138, and respectfully refer the Court to the Administrative Services Agreement referred to in Paragraph 138 for the full content and context thereof.

139.   Defendants deny the allegations in Paragraph 139 of the FAC.

140.   Defendants deny the allegations in Paragraph 140 of the FAC.

141.   Defendants deny the allegations in Paragraph 141 of the FAC, except

admit that the Great-West Funds entered into an Administrative Services Agreement

with GWL&A on May 1, 2015 under which GWL&A agreed to provide administrative and

recordkeeping services to the Great-West Funds, and respectfully refer the Court to the

Administrative Services Agreements referred to in Paragraph 141 for the full content

and context thereof.

142.   Defendants deny the allegations in Paragraph 142 of the FAC.

143.   Defendants deny the allegations in Paragraph 143 of the FAC.

144.   Paragraph 144 of the FAC states legal conclusions to which no response

is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 144 of the FAC.

145.   Defendants deny the allegations in Paragraph 145 of the FAC.

146.   Paragraph 146 of the FAC states legal conclusions to which no response

is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 146 of the FAC.

147.   Paragraph 147 of the FAC states legal conclusions to which no response

is required. To the extent a response is required, Defendants deny the allegations in

Paragraph 147 of the FAC.

148.   Defendants deny the allegations in Paragraph 148 of the FAC and

respectfully refer the Court to the Administrative Services Agreement referred to in

Paragraph 148 for the full content and context thereof.

149.   Defendants deny the allegations in Paragraph 149 of the FAC, except

admit that DST Systems, Inc. has served since 2011 as transfer agent and dividend disbursing agent to the Great-West Funds, and respectfully refer the Court to the Agency Agreement referred to in Paragraph 149 for the full content and context thereof.

150.   Defendants deny the allegations in Paragraph 150 of the FAC.

151.   Defendants deny the allegations in Paragraph 151 of the FAC.

152.   Defendants deny the allegations in Paragraph 152 of the FAC.

153.   Defendants deny the allegations in Paragraph 153 of the FAC.

154.   Defendants deny the allegations in Paragraph 154 of the FAC.

155.   Defendants deny the allegations in Paragraph 155 of the FAC.

156.   Defendants deny the allegations in Paragraph 156 of the FAC, except admit that GWL&A's fee under the Administrative Services Agreement does not contain breakpoints, and respectfully refer the Court to the Administrative Services Agreement referred to in Paragraph 156 for the full content and context thereof.

157.   Defendants deny the allegations in Paragraph 157 of the FAC.

158.   Defendants deny the allegations in Paragraph 158 of the FAC.

159.   Paragraph 159 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 159 of the FAC.

160.   Paragraph 160 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 160 of the FAC.

161.   Defendants deny the allegations in Paragraph 161 of the FAC.

162.   Defendants deny the allegations in Paragraph 162 of the FAC.

163.   Defendants deny the allegations in Paragraph 163 of the FAC.

164.   Paragraph 164 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 164 of the FAC, except admit that GWCM implemented certain fee and expense structure changes as of May 1, 2017.

165.   Defendants deny the allegations in Paragraph 165 of the FAC.

166.   Defendants deny the allegations in Paragraph 166 of the FAC.

167.   Defendants deny the allegations in Paragraph 167 of the FAC.

168.   Defendants deny the allegations in Paragraph 168 of the FAC.

169.   Defendants deny the allegations in Paragraph 169 of the FAC.

170.   Defendants deny the allegations in Paragraph 170 of the FAC.

171.   Paragraph 171 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 171 of the FAC.

172.   Defendants deny the allegations in Paragraph 172 of the FAC.

173.   Defendants deny the allegations in Paragraph 173 of the FAC.

174.   Defendants deny the allegations in Paragraph 174 of the FAC.

175.   Defendants deny the allegations in Paragraph 175 of the FAC.

176.   Paragraph 176 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 176 of the FAC.

177.   Defendants deny the allegations in Paragraph 177 of the FAC.

178.   Defendants deny the allegations in Paragraph 178 of the FAC.

179.   Defendants deny the allegations in Paragraph 179 of the FAC, and respectfully refer the Court to the documents referred to in Paragraph 179 for the full content and context thereof.

180.   Defendants deny the allegations in Paragraph 180 of the FAC, except admit that Plaintiffs hypothetical mathematical calculations appear to be correct.

181.   Defendants deny the allegations in Paragraph 181 of the FAC.

182.   Paragraph 182 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 182 of the FAC.

183.   Defendants deny the allegations in Paragraph 183 of the FAC.

184.   Defendants deny the allegations in Paragraph 184 of the FAC, except admit that the Board approved a fee reduction proposal that went into effect on May 1, 2017 and that the Great-West Funds listed in the table in Paragraph 184 had fees in the approximate amounts set forth in the table in Paragraph 184.

185.   Defendants deny the allegations in Paragraph 185 of the FAC, except admit that the Great-West Funds listed in the table in Paragraph 185 had fees and average assets under management in the approximate amounts set forth in the table in Paragraph 185.

186.   Defendants deny the allegations in Paragraph 186 of the FAC, except admit that the breakpoints established by the fee reduction proposal referenced in

Paragraph 186 started at $1 billion and that the Great-West S&P 500® Index Fund had assets under management over $1 billion at the time the fee reduction proposal referred to in Paragraph 186 was implemented.

187.   Defendants deny the allegations in Paragraph 187 of the FAC, except admit that the Great-West Funds listed in the table in Paragraph 187 had fees and 2015 average assets under management in the approximate amounts set forth in the table in Paragraph 187.

188.   Defendants deny the allegations in Paragraph 188 of the FAC.

189.   Defendants deny the allegations in Paragraph 189 of the FAC, and respectfully refer the Court to the Administrative Services Agreement referred to in Paragraph 189 for the full content and context thereof.

190.   Defendants deny the allegations in Paragraph 190 of the FAC.

191.   Defendants deny the allegations in Paragraph 191 of the FAC.

192.   Paragraph 192 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 192 of the FAC, except admit that the GWCM Asset Allocation Committee selects underlying funds in which the asset allocation funds invest.

193.   Paragraph 193 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 193 of the FAC, except admit that Great-West Trust Company LLC is a wholly owned subsidiary of GWL&A.

194.   Defendants deny the allegations in Paragraph 194 of the FAC, except

admit that prior to May 1, 2015, GWL&A provided administrative services to the Great-West Funds pursuant to an agreement with GWCM.

195.   Defendants deny the allegations in Paragraph 195 of the FAC.

196.   Defendants deny the allegations in Paragraph 196 of the FAC.

197.   Defendants deny the allegations in Paragraph 197 of the FAC, except admit that Advised Assets Group, LLC is a wholly owned subsidiary of GWL&A, offers investment advisory services to retirement plans, and receives a fee for its services.

198.   Defendants deny the allegations in Paragraph 198 of the FAC.

199.   Paragraph 199 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 199 of the FAC, except admit that there is a fee of 90 basis points associated with the guaranteed lifetime withdrawal benefit of the Great-West SecureFoundation® Funds.

200.   Defendants deny the allegations in Paragraph 200 of the FAC.

201.   Paragraph 201 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 201 of the FAC.

202.   Defendants deny the allegations in Paragraph 202 of the FAC, except admit that GWL&A does business under its brand name Empower Retirement.

203.   Paragraph 203 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 203 of the FAC.

204.   Paragraph 204 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 204 of the FAC.

205.   Defendants deny the allegations in Paragraph 205 of the FAC, and respectfully refer to the study and deposition transcript referred to in Paragraph 205 for the full content and context thereof.

206.   Defendants deny the allegations in Paragraph 206 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 206 for the full content and context thereof.

207.   Defendants deny the allegations in Paragraph 207 of the FAC.

208.   Defendants deny the allegations in Paragraph 208 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 208 for the full content and context thereof.

209.   Defendants deny the allegations in Paragraph 209 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 209 for the full content and context thereof.

210.   Defendants deny the allegations in Paragraph 210 of the FAC, and respectfully refer the Court to the document referred to in Paragraph 210 for the full content and context thereof.

211.   Defendants deny the allegations in Paragraph 211 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 211 for the full content and context thereof.

212.   Defendants deny the allegations in Paragraph 212 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 212 for the full content and context thereof.

213.   Defendants deny the allegations in Paragraph 213 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 213 for the full content and context thereof.

214.   Defendants deny the allegations in Paragraph 214 of the FAC.

215.   Defendants deny the allegations in Paragraph 215 of the FAC, except admit that every year GWCM presented information to the Board regarding its revenues, expenses, and profitability, and respectfully refer the Court to the document referred to in Paragraph 215 for the full content and context thereof.

216.   Defendants deny the allegations in Paragraph 216 of the FAC, and respectfully refer the Court to the document referred to in Paragraph 216 for the full content and context thereof.

217.   Defendants deny the allegations in Paragraph 217 of the FAC, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 217 for the full content and context thereof.

218.   Defendants deny the allegations in Paragraph 218 of the FAC, and respectfully refer the Court to the document referred to in Paragraph 218 for the full content and context thereof.

219.   Defendants deny the allegations in Paragraph 219 of the FAC.

220.   Defendants deny the allegations in Paragraph 220 of the FAC, except

admit that GWCM compared its profitability ratio to that of publicly traded peer investment advisers, and respectfully refer the Court to the document referred to in Paragraph 220 for the full content and context thereof.

221.   Defendants deny the allegations in Paragraph 221 of the FAC.

222.   Defendants deny the allegations in Paragraph 222 of the FAC.

223.   Defendants deny the allegations in Paragraph 223 of the FAC, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 223 for the full content and context thereof.

224.   Defendants deny the allegations in Paragraph 224 of the FAC, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 224 for the full content and context thereof.

225.   Paragraph 225 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 225 of the FAC.

226.   Defendants deny the allegations in Paragraph 226 of the FAC, and respectfully refer the Court to the document referred to in Paragraph 226 for the full content and context thereof.

227.   Defendants deny the allegations in Paragraph 227 of the FAC, and respectfully refer the Court to the document referred to in Paragraph 227 for the full content and context thereof.

228.   Defendants deny the allegations in Paragraph 228 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 228 for

the full content and context thereof.

229.   Defendants deny the allegations in Paragraph 229 of the FAC, except admit that GWCM presented fund-level profitability information to the Board, and respectfully refer the Court to the deposition transcript referred to in Paragraph 229 for the full content and context thereof.

230.   Defendants deny the allegations in Paragraph 230 of the FAC, and respectfully refer the Court to the deposition transcripts referred to in Paragraph 230 for the full content and context thereof.

231.   Defendants deny the allegations in Paragraph 231 of the FAC.

232.   Defendants deny the allegations in Paragraph 232 of the FAC.

233.   Defendants deny the allegations in Paragraph 233 of the FAC, except admit that GWCM provided the chart referred to in Paragraph 233 to the Board, and respectfully refer the Court to the chart referred to in Paragraph 233 for the full content and context thereof.

234.   Defendants deny the allegations in Paragraph 234 of the FAC, and respectfully refer the Court to the chart referred to in Paragraph 234 for the full content and context thereof.

235.   Defendants deny the allegations in Paragraph 235 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 235 for the full content and context thereof.

236.   Defendants deny the allegations in Paragraph 236 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 236 for

the full content and context thereof.

237.   Defendants deny the allegations in Paragraph 237 of the FAC.

238.   Defendants deny the allegations in Paragraph 238 of the FAC, except admit that in September 2016 GWCM presented a fee reduction proposal to the Board and that proposal included implementing breakpoints on certain Great-West Funds when the assets under management of those Great-West Funds reached $1 billion.

239.   Defendants deny the allegations in Paragraph 239 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 239 for the full content and context thereof.

240.   Defendants deny the allegations in Paragraph 240 of the FAC, and respectfully refer the Court to the deposition transcript referred to in Paragraph 240 for the full content and context thereof.

241.   Paragraph 241 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 241 of the FAC.

242.   Paragraph 242 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 242 of the FAC.

243.   Paragraph 243 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 243 of the FAC, except admit that Plaintiffs purport to state legal claims and purport to seek damages in this action.

244.   Paragraph 244 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 244 of the FAC.

245.   Paragraph 245 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 245 of the FAC and respectfully refer the Court to the statute referred to in Paragraph 245 for the full content and context thereof.

246.   In response to Paragraph 246 of the FAC, Defendants restate their responses to the allegations in the preceding paragraphs of the FAC.

247.   Paragraph 247 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 247 of the FAC.

248.   Paragraph 248 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 248 of the FAC and respectfully refer the Court to the statute referred to in Paragraph 248 for the full content and context thereof.

249.   Paragraph 249 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 249 of the FAC.

250.   In response to Paragraph 250 of the FAC, Defendants restate their responses to the allegations in the preceding paragraphs of the FAC.

251.   Paragraph 251 of the FAC states legal conclusions to which no response

is required. To the extent a response is required, Defendants deny the allegations in Paragraph 251 of the FAC.

252.   Paragraph 252 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 252 of the FAC.

253.   In response to Paragraph 253 of the FAC, Defendants restate their responses to the allegations in the preceding paragraphs of the FAC.

254.   Paragraph 254 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 254 of the FAC.

255.   Paragraph 255 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 255 of the FAC.

256.   In response to Paragraph 256 of the FAC, Defendants restate their responses to the allegations in the preceding paragraphs of the FAC.

257.   Paragraph 257 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 257 of the FAC.

258.   Paragraph 258 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 258 of the FAC.

259.   In response to Paragraph 259 of the FAC, Defendants restate their

responses to the allegations in the preceding paragraphs of the FAC.

260.   Paragraph 260 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 260 of the FAC.

261.   Paragraph 261 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 261 of the FAC.

262.   Paragraph 262 of the FAC states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 262 of the FAC.

AFFIRMATIVE DEFENSES

263.   By alleging the Affirmative Defenses set forth below, Defendants intend no alteration of the burden of proof and/or burden of going forward with evidence which otherwise exists with respect to any particular issues at law or in equity. Furthermore, all such defenses are pleaded in the alternative, and do not constitute an admission of liability or that Plaintiffs are entitled to any relief whatsoever.

First Defense

264.   The FAC fails to state a claim upon which relief can be granted.

Second Defense

265.   Plaintiffs lack standing and/or the statutory right of action to bring the claims asserted in the FAC.

Third Defense

266.   The Court lacks subject matter jurisdiction over Plaintiffs' claims.

Fourth Defense

267.   Plaintiffs' claims are barred in whole or in part by the applicable statute of

limitations and the one-year "look-back" statutory limitation on damages.

Fifth Defense

268.   Defendants did not engage in any conduct that would constitute a breach

of fiduciary duty.

Sixth Defense

269.   Plaintiffs' claims are barred in whole or in part by the doctrines of laches,

waiver, estoppel, unclean hands, and/or ratification.

Seventh Defense

270.   Plaintiffs have not suffered any losses or damages proximately caused by

their investments in the Great-West Funds or by any breach of fiduciary duty as set forth

in the FAC.

Eighth Defense

271.   At the time Plaintiffs first became alleged shareholders of the Great-West

Funds, they were or should have been aware that an advisory fee and/or administrative

services fee equal to or greater than that now in effect had been approved by a majority

of the Board of Directors of the Great-West Funds. Plaintiffs were fully informed of all

material facts concerning investing in the Great-West Funds, including the level and

calculation of GWCM's and GWL&A's compensation, and knowingly entered into the investment. On this basis, Plaintiffs are estopped and precluded from maintaining this action on behalf of the Great-West Funds.

Ninth Defense

272.   Defendants acted at all times and in all respects in good faith and with due care.

Tenth Defense

273.   The Independent Directors of the Great-West Funds received adequate information from GWCM and GWL&A and exercised good faith business judgment in approving the Investment Advisory Agreement and/or Administrative Services Agreement in effect when Plaintiffs allegedly became shareholders, and in subsequently approving renewals of the Investment Advisory Agreement containing the advisory fees currently in effect and the Administrative Services Agreement containing the administrative services fees currently in effect.

Eleventh Defense

274.   To the extent that this action seeks exemplary or punitive damages, any such relief would violate the Defendants' rights to procedural and substantive due process.

Twelfth Defense

275.   Plaintiffs cannot challenge only a portion of the services provided pursuant to the Investment Advisory Agreement, as all services should be considered in assessing whether a violation of Section 36(b) has occurred.

Thirteenth Defense

276.   Defendants hereby give notice that they intend to rely upon such other

and further defenses as may become available or apparent during pre-trial proceedings

in this case and hereby reserves all rights to assert such defenses.

Dated: October 16, 2018

Respectfully submitted,

/s Sean M. Murphy
Sean M. Murphy
Milbank, Tweed, Hadley & McCloy, LLP
28 Liberty Street
New York, NY 10005
Telephone: 212.530.5688
Facsimile: 212.822.5688
smurphy@milbank.com

Robert J. Liubicic
James D. Whooley
Milbank, Tweed, Hadley & McCloy, LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067
Telephone: 424.386.4525
Facsimile: 213.629.5063
rliubicic@milbank.com
jwhooley@milbank.com

Edward C. Stewart (#23834)
Wheeler Trigg O'Donnell, LLP
370 Seventeenth Street, Suite 4500
Denver, CO 80202-5647
Telephone: 303.244.1800
Facsimile: 303.244.1879
stewart@wtotrial.com

Robert Michael Little
Great-West Life & Annuity Insurance Company
8515 East Orchard Road, 2T3
Greenwood Village, CO 80111
Telephone: 303.737.5089
Facsimile: 303.737.1699
bob.little@greatwest.com

Attorneys for Defendants, Great-West Capital Management, LLC and Great-West Life & Annuity Insurance Company

42

CERTIFICATE OF SERVICE (CM/ECF)

I hereby certify that on October 16, 2018, I caused the foregoing to be

electronically filed with the Clerk of Court using the CM/ECF system, which will send

notification to all counsel of record.

- **Kyle Geoffrey Bates**
  kbates@schneiderwallace.com
- **Lydia M. Floyd**
  lfloyd@prwlegal.com
- **Mark T. Johnson**
  mjohnson@schneiderwallace.com
- **Robert Michael Little**
  bob.little@greatwest.com
- **Robert J. Liubicic**
  rliubicic@milbank.com
- **Sean Miles Murphy**
  smurphy@milbank.com
- **Lisa Marie Damm Northrup**
  lnorthrup@milbank.com
- **Joseph C. Peiffer**
  jpeiffer@prwlegal.com

- **Benjamin James Reed**
  breed@milbank.com
- **Adam Michael Regoli**
  adam.regoli@greatwest.com
- **Jerome Joseph Schlichter**
  jschlichter@uselaws.com
- **Thomas W. Snyder**
  thomas.snyder@kutakrock.com
- **Sean E. Soyars**
  ssoyars@uselaws.com
- **Edward Craig Stewart**
  stewart@wtotrial.com
- **James Dennis Whooley**
  jwhooley@milbank.com
- **Michael Armin Wolff**
  mwolff@uselaws.com

/s Sean M. Murphy
Sean M. Murphy
Milbank, Tweed, Hadley & McCloy, LLP
28 Liberty Street
New York, NY 10005
Telephone: 212.530.5688
Facsimile: 212.822.5688
smurphy@milbank.com

Attorney for Defendants, Great-West Capital Management, LLC and Great-West Life & Annuity Insurance Company